Exhibit (d)(2)

FIRST AMENDMENT TO

WARRANT AGREEMENT

This First Amendment to Warrant Agreement (this “Amendment”) is made as of May 31, 2022 between Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the “Company”), and Broadridge Corporate Issuer Solutions, Inc. (the “Warrant Agent”) and amends that certain Warrant Agreement, dated as of September 22, 2020, by and between the Company and the Warrant Agent (the “Agreement”). All capitalized terms used but not defined in this Amendment shall have the meanings provided in the Agreement.

WHEREAS, pursuant to the Agreement, each Warrant is exercisable to acquire 0.4464 shares of Common Stock at an exercise price of $2.5668 per Warrant.

WHEREAS, Section 8.8 of the Agreement provides that the terms of the Agreement may be amended by the Company and the Warrant Agent without consent of any Holder, provided the terms of such amendment do not adversely affect the interest of the Holders.

WHEREAS, in accordance with Section 8.8 of the Agreement, the Company desires to amend the terms of the Warrants issued under the Agreement to temporarily reduce the Warrant Price and is offering the holders of the Warrants the opportunity to exercise the Warrants at a temporarily reduced exercise price of $1.7856 per Warrant upon the terms and subject to the conditions set forth in the Offer to Exercise dated May 31, 2022 filed with the Securities and Exchange Commission as Exhibit (a)(1)(B) to the Company’s Schedule TO on or about the date of this Amendment (the “Offer to Exercise”).

WHEREAS, pursuant to the Offer to Exercise, the exercise price will only be temporarily reduced for Warrant holders exercising Warrants pursuant to the Offer to Exercise during the period that begins on May 31, 2022 and ends at 11:59 p.m. (Eastern Time) on June 28, 2022, as the same may be extended by the Company in its sole discretion (such period, as may be extended, the “Offer Period”).

WHEREAS, during the Offer Period, holders of the Warrants will have the opportunity to exercise their Warrants at the temporarily reduced exercise price in accordance with the terms and conditions set forth in the Offer to Exercise, which includes the withdrawal rights specified therein.

WHEREAS, Warrant Agent agrees to amend the Agreement to provide for such temporary reduction in the Warrant Price.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Temporary Amendment of Warrant Price. Section 3.1 of the Agreement is hereby deleted in its entirety and replaced with the following text:

3.1 Exercise Price. Each Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $2.5668 per Warrant (the “Warrant Price”), which is exercisable for 0.4464 common shares, subject to the subsequent adjustments provided in Section 4 hereof. Notwithstanding the preceding sentence, the Warrant Price for any Warrant exercised pursuant to the Offer to Exercise (as defined below) shall be temporarily reduced to $1.7856 per Warrant from the date of this Amendment until the expiration date of the Offer to Exercise (such period, as may be extended by the Company, the “Offer Period”), filed with the Securities and Exchange Commission as Exhibit (a)(1)(B) to the Company’s Schedule TO on or about the date of this Amendment (the “Offer to Exercise”), which expiration is initially set as 11:59 P.M. Eastern Time on the evening June 28, 2022 but may be extended by the Company in its sole discretion as described in the Offer to Exercise (the “Expiration Time”). Immediately after the Expiration Time, the Warrant Price shall revert to $2.5668 per Warrant, subject to any adjustments provided in Section 4 hereof, without any further action of the Company or the Warrant Agent. Fractional issuance of common shares are not permitted, and any right to a fractional share resulting from the exercise will be rounded down and terminated with no consideration. The term “Exercise Price” as used in this Warrant Agreement shall mean the price per share at which a Warrant Share may be purchased at the time a Warrant is exercised.

2.	Exercise of Warrants. Section 3.3.1 of the Agreement is hereby amended by adding the following text at the end of such section:

During the Offer Period, any Warrants exercised at the temporarily reduced Warrant Price of $1.7856 per Warrant must be exercised in accordance with the procedures, terms and conditions as set forth in the Offer to Exercise.

3.	Issuance of Shares of Common Stock on Exercise. Section 3.3.2 of the Agreement is hereby amended by adding the following text at the end of such section:

For any Warrants exercised during the Offer Period, the Warrant Shares to which such Registered Holder or Participant, as the case may be, is entitled, shall be delivered following the Expiration Date in accordance with the procedures, terms and conditions set forth in the Offer to Exercise.

4.	No Further Amendment. Except for the changes explicitly set forth herein, the Agreement shall remain in full force and effect pursuant to its original terms.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first above written.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Michael G. McAuley
Name:	Michael G. McAuley
Title:	Senior Vice President, Chief Financial
Officer and Treasurer

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

By:	/s/ Jason Fantry
Name:	Jason Fantry
Title:	Senior Corporate Action Event Manager

[SIGNATURE PAGE TO FIRST AMENDMENT TO WARRANT AGREEMENT]